Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Six Months ended June 30, 2004 (Dollars in Thousands)

EARNINGS:
Income before income taxes and minority interest	$125,195
Add (Deduct):
Earnings on Equity Method Investments	(33,162)
Distributions from Unconsolidated Entities	7,484
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(4,955)

94,562
Add fixed charges:
Consolidated interest expense	95,243
Interest Portion (1/3) of Consolidated Rent Expense	13,804

$203,609

FIXED CHARGES:
Consolidated interest expense	$95,243
Interest Portion (1/3) of Consolidated Rent Expense	13,804

$109,047

RATIO OF EARNINGS TO FIXED CHARGES	1.87

Tax-Effected Preferred Dividends	$166
Fixed Charges	109,047

Fixed Charges and Preferred Dividends	$109,213

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.86